EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

November 12, 2018

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Hearing – extending the validity of wholesale market payments

Dear Sir or Madam,

Further to the Company’s report in Section 1.7.3 of the chapter containing a description of the corporation’s business affairs in the Company’s periodic report for 2017 regarding the wholesale market, as well as updates to such section in the Company’s quarterly report for the period ended June 30, 2018, and further to the Company’s immediate report dated November 17, 2014 (Ref. No. 2014-01-197133) regarding the decision of the Minister of Communications – wholesale market, immediate notification is hereby provided that on November 11, 2018, the Company received a hearing of the Ministry of Communications concerning the extension of the validity of the payments for wholesale services of the infrastructure owners (the Company and HOT) provided in the Communications Regulations (Telecommunications and Broadcasting) (Use of Public Telecommunications Network of a Domestic Operator), 5775-2014 (the “Usage Regulations”) whose validity was originally set until the end of 2018.

The hearing document states that in the opinion of the Ministry of Communications, the need for supervision of payments continues to exist including after the end of 2018, and that the main trends in the market, including the trends in demand and the decline in equipment prices, indicate that the cost of supply of wholesale services is decreasing over time. The Ministry has commenced a process of regulating the setting of maximum payments for wholesale services in the years 2019-2022, and intends to publish in the near future a hearing concerning the regulation of the up-to-date maximum payments in the Company’s network. Until the process is completed, it is proposed in the hearing to extend the applicability of the maximum payments for wholesale services for 2018, which are currently in effect in the Usage Regulations, so that they continue to apply from 2018 and thereafter.

The deadline for providing a response to the hearing is November 19, 2018. The Company is studying the hearing documents and is considering its response.

Sincerely,

Bezeq The Israel Telecommunications Corporation Ltd.

The above information constitutes a short summary translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only